Glyko Biomedical Ltd.

                                  First Quarter Report
                                      March 31, 1997

To our stockholders:


In the first quarter of 1997, Glyko Biomedical Ltd. (the Company) successfully raised Cdn.$2.0 million to fund the start-up of BioMarin Pharmaceutical, Inc. which was formed to develop the Company's pharmaceutical products. The Company also received a one-time distribution fee in February, 1997, which will expand our marketing efforts to Asia.

Revenues for the first quarter of 1997 were $491,000. Product sales were lower this first quarter of 1997 as compared to the same quarter last year primarily due to the relocation of the Company's California facilities which delayed fulfilling orders. Other revenues were higher in the first quarter of 1997 compared to the same quarter last year due to a one-time distribution fee earned in February, 1997.

Looking further into the future, we seek to fund the operations of the Company and maximize the value of the Company to the stockholders. We are considering many options to provide growth for the Company including increasing revenues both in analytical product sales and pharmaceutical product sales, the licensing or sale of technology developed by the Company and the creation of companies or partnerships to better exploit opportunities within our technical grasp.

Our  primary   research  focus  within  Glyko,   Inc.  remains  upon  diagnostic
applications of FACE in the areas of lysosomal storage diseases, measurement of heparin levels, osteoporosis markers, and alcohol consumption tests. We are planning additional FDA submissions for diagnostic products and we continue to seek diagnostic marketing partners.

BioMarin Pharmaceutical, Inc. was formed by the Company in October, 1996 to exploit the Company's carbohydrate-active enzymes as therapeutic agents for a variety of clinical targets. BioMarin's first five disease targets include lysosomal storage diseases, enzymatic debridement of burns and chronic wounds,
anti-fungal  agents,   pro-fertility  products  and  anti-inflammatory   agents.
BioMarin's Chairman and CEO is Grant W. Denison, Jr., formerly an executive at Pfizer, Squibb and Searle, most recently Corporate Vice President for Planning at Monsanto and President of U.S. Operations for Searle.

The Company is exploiting both the natural functions of these enzymes as pharmaceuticals and its expertise in recombinant carbohydrate enzyme technology. In addition, BioMarin has been able to establish collaborations with top medical institutions to rapidly begin clinical and pre-clinical animal testing of its lead compounds. These factors will enable BioMarin to be in patient trials this year.

Proceeds of the first quarter 1997 offering to start BioMarin will be used to fund these pre-clinical animal and human clinical trials for the first pharmaceutical compounds. With this new venture, the Company will be able to combine a technical expertise and knowledge of the role of complex carbohydrates in disease with advanced carbohydrate biotechnology to affect patient outcomes.

/s/ John C. Klock, MD
John C. Klock, M.D.
President and Chief Executive Officer
May 7, 1997

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                           GLYKO BIOMEDICAL LTD.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                           (unaudited, in U.S. dollars)

                                       March 31,           December 31,
                                          1997                 1996
                                  -----------------    -----------------
 Assets
  Cash                             $     708,455         $    210,992
  Other current assets                   251,075              250,653
  Non-current assets                     159,317              110,245
                                  -----------------    -----------------
    Total assets                   $   1,118,847         $    571,890
                                  =================    =================

Liabilities and Stockholders' Equity (Deficit)

   Total current liabilities       $     748,886         $    868,765
   Non-current liabilities                   -                    -
                                  -----------------    -----------------
    Total liabilities                    748,886              868,765

Stockholders' equity (deficit)

    Common stock, no par value,
     unlimited shares authorized,
     21,523,044 shares issued and
     outstanding
     (17,243,044 in 1996)             13,131,250           12,203,065
    Common stock warrants                929,585              433,897
    Accumulated deficit              (13,690,874)         (12,933,837)
                                  -----------------    -----------------
     Total stockholders'
      equity (deficit)                   369,961             (296,875)
                                  -----------------    -----------------
     Total liabilities and
      stockholders' equity
      (deficit)                    $   1,118,847          $   571,890
                                  =================    =================

                               GLYKO BIOMEDICAL LTD.
                  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (unaudited, in U.S. dollars)
                                  Three months ended

                                               March 31,
                                      ------------------------------
                                          1997            1996
                                      --------------  --------------
Sales of products and services          $   241,154     $   404,951
Other revenues                              250,020          38,090
                                      --------------  --------------
   Net revenues                             491,174         443,041

Expenses:
Cost of products and services                98,151         146,630
Research and development                    844,770         277,421
Selling, general and
  administrative                            314,455         375,242
                                      --------------  --------------
                                          1,257,376         799,293
                                      --------------  --------------
Loss from operations                       (766,202)       (356,252)
Interest income                               1,923           3,645
Other income/(expense)                        7,254           3,788
                                      --------------  --------------
Net loss                                $  (757,025)    $  (348,819)
                                      ==============  ==============

Loss per common share                   $     (0.04)    $     (0.02)
                                      ==============  ==============

Weighted average number of
   shares used in computing
   per share amounts                     17,480,822      14,567,944
                                      ==============  ==============

                              GLYKO BIOMEDICAL LTD.
                  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (unaudited, in U.S. dollars)

                                                Three months ended
                                                      March 31,
                                        --------------------------------------
                                                1997                 1996
                                        -----------------    -----------------
Net loss                                  $    (757,025)       $    (348,819)

Adjustments  to  reconcile  net loss
 to net  cash  used in  operating
   activities                                  (103,412)              23,000
                                         -----------------    -----------------
Net cash used in operating activities          (860,437)            (325,819)

Net cash used in investing activities           (62,493)              (2,708)
Net cash provided by financing activities     1,420,393               (5,112)
                                         -----------------    -----------------
Net increase (decrease) in cash                 497,463             (333,639)
Cash and cash equivalents,
 beginning of period                            210,992              620,720
                                         -----------------    -----------------
Cash and cash equivalents,
 end of period                             $    708,455         $    287,081
                                         =================    =================





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Note to Condensed Consolidated Financial Statements
-------------------------------------------------------------------

1  Basis of Presentation
   The accompanying condensed consolidated financial statements and related footnote have been prepared in conformity with Canadian generally accepted accounting principles using U.S. dollars. The information at March 31, 1997 and 1996, and for the three month periods then ended, is unaudited, but includes all adjustments (consisting only of normal recurring entries) which the Company's management believes to be necessary for the fair presentation of the financial position and the results of operations for the periods presented. Interim results are not necessarily indicative of results for a full year. The accompanying financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1996.

Stockholder Information


Transfer Agent:

If you have questions about your stock certificates, of if you need to change your stock registration, please write to:

     Montreal Trust Company of Canada
     151 Front Street West, 8th Floor
     Toronto, Canada M5J-2N1
     Attention: Shareholder Services


Additional Information:

If you would like to receive a copy of the Company's 1996 Annual Report, be added to our mailing list or receive other information please direct your request to:

     Glyko Biomedical Ltd.
     11 Pimentel Court
     Novato, California 94949

     tel:                  (415) 382-3500
     fax:         (415) 382-7889
     e-mail:      thelab@glyko.com
     website:     http://www.glyko.com

Stock Listings:

Glyko Biomedical Ltd. common stock is traded on The Toronto Stock Exchange under the TSE symbol GBL, on the BVD - Berlin:GLY and is quoted on the National Association of Securities Dealers (NASD) OTC Bulletin Board under the symbol GLYK.